

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2011

Thomas S. Bianco
Chief Financial Officer
3700B Tachevah Road, Suite 117
Palm Springs, CA 92262

> **Re:** **Attune RTD**
> **Item 4.01 Form 8-K**
> **Filed January 19, 2011**
> **File No. 1-12497**

Dear Mr. Bianco:

      We have completed our review of your Form 8-K and do not
have any further comments at this time.

      Sincerely,

Brian Cascio
Accounting Branch Chief